

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3561

September 25, 2006

John F.Rousseau, Jr.
Chief Operating Officer
Geneva Acquisition Corporation
One Boston Place, Suite 3630
Boston, MA 02108

> **Re:**   **Geneva Acquisition Corporation**
> **Registration Statement on Form S-1**
> **Filed August 9, 2006**
> **File No. 333-135419**

Dear Mr. Rousseau:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to comment 21 of our letter dated August 1, 2006. Please tell us where on page 43 it is stated "the Company will make no distribution to its existing stockholders on their private placement warrants."

2.   We note your response to comment 33 of our previous letter and we restate the comment. Please tell us whether there would be any circumstances where the claims of public stockholders would take priority over the claims of creditors of the company.

3.   We note your response to comment 37 of our previous letter. Please include Mr. Pica's affiliation with Snickelways Interactive in his biography.

Liquidation if no business combination, page 8

4.   The disclosure provided here and in various other places in the prospectus would appear to indicate that the company is able to make prompt distributions from the trust account in the event of a liquidation and dissolution without considering the obligations of not only the DGCL, but also applicable state and federal debtor/creditor and bankruptcy laws. We note in particular your response to our comment 21 form our August 1, 2006 comment letter. This is not our understanding of the issues. Please revise your disclosure throughout the prospectus to address the company's compliance with the terms and provisions of the DGCL, applicable state and federal debtor/creditor laws, and federal bankruptcy laws in the event of a liquidation and dissolution of the company. In this regard, please note that we are aware that the company's Certificate of Incorporation provides for an immediate termination of its corporate existence in the event that no acquisition is consummated within 24 months of the company's incorporation.

Summary Financial Data, page 11

5.   The value of common stock subject to conversion of $11,634,315 disclosed in footnote (2) does not reconcile to the "as adjusted" amount of $11,364,315 presented within the table. Please revise.

If third parties bring claims against us … page 15

6.   We note your disclosure, including that on page 16 and elsewhere, that with respect to the indemnification obligations of certain affiliates of the company that "we believe the likelihood of such individuals having any such obligation is minimal." It appears that the company cannot predict with certainty: (i) potential claims or lawsuits that may be brought against the company; (ii) what waiver agreements, if any, that the company would obtain from vendors, service providers and prospective target businesses; (iii) the amount of additional expenses that the company may incur that exceeds the amount of funds held outside of the trust; and (iv) the ability of the company to ensure that the proceeds held in trust are not reduced by claims of target businesses or vendors. Please revise the disclosure throughout the prospectus, to disclose the requirements of the DGCL and reflect the risk to investors that the funds held in trust may be subject to claims or potential claims of creditors which would reduce the amount of funds held in trust to be distributed to public stockholders in the event of liquidation.

Use of Proceeds, page 26

7.   In the first full paragraph on page 27, and elsewhere as appropriate, include disclosure confirming that all of the funds utilized to acquire securities from the company in the private placement transactions are funds of the insider and affiliates purchasing in such private placements and are not borrowed funds. We may have further comment.

Management, page 50

8.   We note your response to our comment 35 from our August 1, 2006 comment letter and we re-issue the comment.

Certain Transactions, page 59

9.   We note that in August of 2006, several of the securities previously purchased by insiders and affiliates of the company in a private placement transaction were subsequently transferred by such individuals to other individuals and entities, including to individuals and entities who are not officers, directors or material shareholders of the company but include special advisors and/or "other accredited investors." Please provide the staff with a legal analysis as to how such transactions were consummated in a manner consistent with (i) the limitations on conducting a private placement simultaneously with conducting a public offering including the general solicitation aspects of such a public offering, and (ii) the limitations and restrictions placed on the resale of restricted securities of blank check companies held by affiliates of such company, as addressed in the correspondence to Ken Worm from Richard Wulff dated January 21, 2000. We may have further comment.

Description of Securities

Purchase Option, page 64

10.   Please revise your description of the UPO to be consistent with the disclosure provided on F-10. Please disclose that (i) in no event will you be required to net cash settle the UPO or underlying warrant exercise, (ii) the UPO will not be exercisable unless there is an effective registration statement with respect to the securities underlying the UPO and (iii) if a registration statement is not effective the UPO and underlying warrants may expire worthless.

Item 15. Recent Sales of Unregistered Securities, II-4

General

11.   We note your disclosure on page 61 (principal stockholders) and pages II-3 and II-4 (Item 15 – recent sales of unregistered securities) regarding the transfer of 1,500,000 shares of common stock by your founders to your newly appointed officers and directors in May 2006. Please disclose the date of each transfer, the consideration received by your founders, and the relationship of each transferee to the founders.

12.   We note that when shares are transferred by a principal stockholder to settle an obligation of the registrant, or in exchange for services received by the registrant, the economic substance of the transaction is a capital contribution by the shareholder for the payment of the registrant's expenses. In such cases, Staff Accounting Bulletin Topic 5.T. requires an expense to be recorded equal to the fair value of the shares transferred. With respect to each subsequent transfer of shares by your major shareholder outlined above, please tell us how you evaluated the guidance in Staff Accounting Bulletin Topic 5.T.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Angela Halac at (202) 551-3398 or Hugh West at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or Michael Karney, who supervised the review of your filing, at (202) 551-3847 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: William E. Griffin, Jr., Esq.
       Andrew D. Myers, Esq.
       Fax (617) 523-6215